Exhibit 99.1

SECOND QUARTER 2026 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2026 RESULTS

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q2 2026 Report to Shareholders is available at rbc.com/investorrelations, sedarplus.com and sec.gov and our Q2 2026 Supplementary Financial Information is available at rbc.com/investorrelations.

Net income $5.5 billion Up 25% YoY Down 5% QoQ	Diluted EPS[1] $3.85 Up 27% YoY Down 4% QoQ	ROE[1] 17.2% Up 300 bps[1] YoY Down 40 bps QoQ	Total PCL[1] $0.9 billion PCL on loans ratio[1] down 6 bps QoQ	CET1 ratio[1] 13.5% Above regulatory requirements and down 20 bps QoQ

Adjusted net income[2] $5.6 billion Up 23% YoY Down 5% QoQ	Adjusted diluted EPS[2] $3.90 Up 25% YoY Down 4% QoQ	Adjusted ROE[2] 17.4% Up 270 bps YoY Down 40 bps QoQ	Total ACL[1] $7.8 billion ACL on loans ratio[1] down 1 bp QoQ	LCR[1] 126% Up from 124% last quarter

TORONTO, May 28, 2026 — Royal Bank of Canada3 (RY on TSX and NYSE) today reported net income of $5.5 billion for the quarter ended April 30, 2026, up $1,119 million or 25% from the prior year. Diluted EPS was $3.85, up 27% over the same period, reflecting growth across each of our business segments. Adjusted net income2 and adjusted diluted EPS2 of $5.6 billion and $3.90 were up 23% and 25%, respectively, from the prior year.

“In a world that’s constantly changing and becoming more complex, our commitment to delivering trusted advice and helping clients navigate risk continues to produce exceptional outcomes. Our second quarter earnings showcase our consistency in delivering premium profitability and long-term shareholder value, underpinned by solid growth across our diversified businesses and balance sheet strength. Looking ahead, we remain focused on building the bank of the future and evolving with the needs of those we serve.”

– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

Pre-provision, pre-tax earnings2 of $8.0 billion were up $1.1 billion or 15% from last year, mainly due to higher revenue in Capital Markets, driven by strength across Global Markets and Corporate & Investment Banking, and higher fee-based revenue in Wealth Management, reflecting market appreciation and net sales. Higher net interest income in Personal Banking and Commercial Banking, reflecting average volume growth and higher spreads, also contributed to the increase. These factors were partially offset by higher compensation commensurate with increased results.

Our consolidated results reflect a decrease in total PCL of $512 million from a year ago, primarily due to lower provisions in Commercial Banking and Personal Banking. The PCL on loans ratio of 35 bps decreased 23 bps from the prior year. The PCL on impaired loans ratio1 of 34 bps decreased 1 bp, while the PCL on performing loans ratio1 of 1 bp decreased 22 bps, as the same quarter last year reflected higher provisions primarily due to the impacts of trade disruptions (including tariffs). Income before income taxes of $7.1 billion was up $1.6 billion or 29% from last year.

Compared to last quarter, net income was down 5% reflecting lower results in Wealth Management, Personal Banking and Commercial Banking, which includes the impact of three fewer days in the current quarter, and in Corporate Support, partly offset by higher results in Capital Markets and Insurance. Adjusted net income2 was down 5% over the same period. Pre-provision, pre-tax earnings2 were down $0.5 billion or 6% on lower revenues and flat expenses. The PCL on loans ratio of 35 bps decreased 6 bps from the prior quarter. The PCL on impaired loans ratio was 34 bps, down 6 bps from the prior quarter, primarily due to lower provisions in Capital Markets, and in Personal Banking and Commercial Banking to a lesser extent, while the PCL on performing loans ratio was 1 bp, remaining flat from the prior quarter.

Our capital position remains robust, with a CET1 ratio1 of 13.5%, supporting solid volume growth and $4.0 billion of capital returned to our shareholders, including $1.7 billion of share buybacks and $2.3 billion of common share dividends.

Today, we declared a quarterly dividend of $1.76 per share reflecting an increase of $0.12 or 7%. We also announced our intention, subject to the approval of the Toronto Stock Exchange and the Office of the Superintendent of Financial Institutions, to commence a normal course issuer bid and to repurchase for cancellation up to 45 million of our common shares, representing approximately 3% of the bank’s outstanding common shares as at May 15, 2026.

1 See the Glossary section of our interim Management’s Discussion and Analysis dated May 27, 2026, available at sedarplus.com and sec.gov, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

2 These are non-GAAP measures or ratios. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 4 to 5 of this Earnings Release.

3 When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.

Personal Banking

Net income of $1,870 million increased $268 million or 17% from a year ago, primarily driven by higher net interest income reflecting average volume growth of 2% and higher spreads, which included an unfavourable impact from lower accretion of fair value adjustments related to the acquisition of HSBC Bank Canada (HSBC Canada). Lower PCL, as the same quarter last year reflected higher provisions on performing loans primarily due to the impacts of trade disruptions (including tariffs), as well as higher fee-based client assets reflecting market appreciation and net sales also contributed to the increase.

Compared to last quarter, net income decreased $92 million or 5%, mainly driven by lower net interest income reflecting three fewer days in the current quarter.

Commercial Banking

Net income of $854 million increased $257 million or 43% from a year ago, primarily driven by lower PCL, as the same quarter last year reflected higher provisions on performing loans primarily due to the impacts of trade disruptions (including tariffs) and the current quarter reflected lower provisions on impaired loans. Higher net interest income reflecting average volume growth of 3% in both loans and deposits, and higher spreads also contributed to the increase.

Compared to last quarter, net income decreased $9 million or 1%, primarily driven by lower net interest income reflecting three fewer days in the current quarter. This was partially offset by lower PCL, largely due to lower provisions on impaired loans.

Wealth Management

Net income of $1,185 million increased $256 million or 28% from a year ago, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation. Higher net interest income reflecting average volume growth in loans and deposits and higher spreads also contributed to the increase.

Compared to last quarter, net income decreased $110 million or 8%, mainly due to changes in the fair value of seed capital investments, seasonally lower performance fees, and higher PCL mainly reflecting provisions taken on performing loans as compared to releases of provisions last quarter, and higher provisions on impaired loans. These factors were partially offset by lower staff costs.

Insurance

Net income of $218 million increased $7 million or 3% from a year ago, primarily due to higher insurance investment result reflecting lower capital funding costs. This was partially offset by lower insurance service result, as the favourable impact of reinsurance contract recaptures was more than offset by the impact of claims experience.

Compared to last quarter, net income increased $5 million or 2%, primarily due to higher insurance investment result driven by favourable investment-related experience. This was partially offset by lower insurance service result, as the favourable impact of reinsurance contract recaptures was more than offset by the impact of claims experience.

Capital Markets

Net income of $1,484 million increased $282 million or 23% from a year ago, primarily driven by higher revenue in Global Markets and Corporate & Investment Banking. These factors were partially offset by higher taxes reflecting changes in earnings mix and higher compensation on increased results.

Compared to last quarter, net income remained relatively flat. Lower PCL, primarily reflecting lower provisions on impaired loans in a few sectors, including the consumer discretionary and financial services sectors, and higher equity and debt origination across all regions were offset by lower fixed income trading revenue across all regions.

Corporate Support

Net loss was $102 million for the current quarter, primarily due to legal provisions and residual unallocated costs.

Net loss was $26 million in the prior quarter, primarily due to residual unallocated costs, partially offset by asset/liability management activities.

Net loss was $151 million in the same quarter last year, primarily due to residual unallocated items, including severance.

Capital, Liquidity and Credit Quality

Capital

As at April 30, 2026, our CET1 ratio4 of 13.5% was down 20 bps from last quarter, as net internal capital generation was more than offset by share repurchases, business-driven RWA growth, the net impact of model updates and other items.

Liquidity

For the quarter ended April 30, 2026, the average LCR4 was 126%, which translates into a surplus of approximately $96 billion, compared to 124% and a surplus of approximately $91 billion in the prior quarter. Average LCR4 increased from the prior quarter, primarily due to changes in securities mix, partially offset by loan growth.

NSFR4 as at April 30, 2026 was 111%, which translates into a surplus of approximately $115 billion, compared to 111% and a surplus of approximately $113 billion in the prior quarter. NSFR4 remained flat compared to last quarter as growth in deposits and funding was offset by loan growth.

Credit Quality

Q2 2026 vs. Q2 2025

Total PCL of $912 million decreased $512 million or 36% from a year ago, primarily due to lower provisions in Commercial Banking and Personal Banking. The PCL on loans ratio of 35 bps decreased 23 bps. The PCL on impaired loans ratio of 34 bps decreased 1 bp.

PCL on performing loans of $18 million decreased $550 million, as the same quarter last year reflected higher provisions primarily due to the impacts of trade disruptions (including tariffs).

PCL on impaired loans of $899 million increased $47 million or 6%, primarily due to higher provisions in Personal Banking, partially offset by lower provisions in Commercial Banking.

Q2 2026 vs. Q1 2026

Total PCL decreased $178 million or 16% from last quarter, primarily due to lower provisions in Capital Markets, Personal Banking and Commercial Banking, partially offset by higher provisions in Wealth Management. The PCL on loans ratio decreased 6 bps. The PCL on impaired loans ratio decreased 6 bps.

PCL on performing loans decreased $10 million or 36%, primarily due to changes in credit quality, partially offset by unfavourable changes to our macroeconomic forecast.

PCL on impaired loans decreased $169 million or 16%, primarily due to lower provisions in Capital Markets, Personal Banking and Commercial Banking.

4 See the Glossary section of our interim Management’s Discussion and Analysis dated May 27, 2026, available at sedarplus.com and sec.gov, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

Key performance and non-GAAP measures

Performance measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Non-GAAP measures

Non-GAAP measures and ratios do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures and ratios we use in evaluating our operating results.

Pre-provision, pre-tax earnings

We use pre-provision, pre-tax earnings (PPPT) to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of the credit cycle. PPPT may enhance comparability of our financial performance and enable readers to better assess trends in the underlying businesses. The following table provides a reconciliation of our reported results to PPPT and illustrates the calculation of PPPT presented:

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30

(Millions of Canadian dollars)	2026	2026	2025	2026	2025

Net income	$5,509	$5,785	$4,390	$11,294	$9,521

Add: Income taxes	1,595	1,622	1,128	3,217	2,430

Add: PCL	912	1,090	1,424	2,002	2,474

Pre-provision, pre-tax earnings	$8,016	$8,497	$6,942	$16,513	$14,425

Adjusted results and ratios

We believe that adjusted results are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on performance. Specified items discussed below can lead to variability that could obscure trends in underlying business performance and the amortization of acquisition-related intangibles can differ widely between organizations. Excluding the impact of specified items and amortization of acquisition-related intangibles may enhance comparability of our financial performance and enable readers to better assess trends in the underlying businesses.

Our results for the three and six months ended April 30, 2025 were adjusted for the following specified item:

●	HSBC Canada transaction and integration costs.

Adjusted ratios, including adjusted EPS (basic and diluted), adjusted ROE and adjusted efficiency ratio, which are derived from adjusted results, are useful to readers because they may enhance comparability in assessing profitability on a per-share basis, how efficiently profits are generated from average common equity and how efficiently costs are managed relative to revenues. Adjusted results and ratios can also help inform and support strategic choices and capital allocation decisions.

Consolidated results, reported and adjusted

The following table provides a reconciliation of our reported results to our adjusted results and illustrates the calculation of adjusted measures presented. The adjusted results and ratios presented below are non-GAAP measures or ratios.

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(Millions of Canadian dollars, except per share, number of and percentage amounts)	2026	2026	2025	2026	2025
Total revenue	$17,453	$17,960	$15,672	$35,413	$32,411
PCL	912	1,090	1,424	2,002	2,474
Non-interest expense	9,437	9,463	8,730	18,900	17,986
Income before income taxes	7,104	7,407	5,518	14,511	11,951
Income taxes	1,595	1,622	1,128	3,217	2,430
Net income	$5,509	$5,785	$4,390	$11,294	$9,521
Net income available to common shareholders	$5,372	$5,643	$4,274	$11,015	$9,285
Average number of common shares (thousands)	1,393,332	1,398,580	1,411,362	1,396,000	1,412,671
Basic earnings per share (in dollars)	$3.86	$4.03	$3.03	$7.89	$6.57
Average number of diluted common shares (thousands)	1,396,548	1,401,884	1,413,517	1,399,262	1,415,037
Diluted earnings per share (in dollars)	$3.85	$4.03	$3.02	$7.87	$6.56
ROE	17.2%	17.6%	14.2%	17.4%	15.5%
Effective income tax rate	22.5%	21.9%	20.4%	22.2%	20.3%
Total adjusting items impacting net income (before-tax)	$101	$102	$184	$203	$349
Specified item: HSBC Canada transaction and integration costs (1)	-	-	31	-	43
Amortization of acquisition-related intangibles (2)	101	102	153	203	306
Total income taxes for adjusting items impacting net income	$27	$26	$46	$53	$88
Specified item: HSBC Canada transaction and integration costs (1)	-	-	7	-	13
Amortization of acquisition-related intangibles (2)	27	26	39	53	75
Adjusted results (3)
Income before income taxes - adjusted	$7,205	$7,509	$5,702	$14,714	$12,300
Income taxes - adjusted	1,622	1,648	1,174	3,270	2,518
Net income - adjusted	5,583	5,861	4,528	11,444	9,782
Net income available to common shareholders - adjusted	5,446	5,719	4,412	11,165	9,546
Average number of common shares (thousands)	1,393,332	1,398,580	1,411,362	1,396,000	1,412,671
Basic earnings per share (in dollars) - adjusted (3)	$3.91	$4.09	$3.13	$8.00	$6.76
Average number of diluted common shares (thousands)	1,396,548	1,401,884	1,413,517	1,399,262	1,415,037
Diluted earnings per share (in dollars) - adjusted (3)	$3.90	$4.08	$3.12	$7.98	$6.75
ROE - adjusted (3)	17.4%	17.8%	14.7%	17.6%	15.9%
Effective income tax rate - adjusted (3)	22.5%	21.9%	20.6%	22.2%	20.5%

(1)	These amounts have been recognized in Corporate Support.
(2)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(3)

See the Glossary section of our interim Management’s Discussion and Analysis dated May 27, 2026, available at sedarplus.com and sec.gov, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

Additional information about ROE and other key performance and non-GAAP measures and ratios can be found under the Key performance and non-GAAP measures section of our Q2 2026 Report to Shareholders.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements by our President and Chief Executive Officer. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty (including risks associated with the conflict in the Middle East), environmental and social risk, digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, credit, market, liquidity and funding, insurance, operational, compliance, reputation and strategic risks, other risks discussed in the risk sections of our 2025 Annual Report and the Risk management section of our Q2 2026 Report to Shareholders, including legal and regulatory environment risk, the effects of changes in government fiscal, monetary and other policies and tax risk and transparency, risks associated with escalating trade tensions, including protectionist trade policies such as the imposition of tariffs, risks associated with the adoption of emerging technologies, such as cloud computing, artificial intelligence (AI), including generative AI, and robotics, fraud risk and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2025 Annual Report and the Risk management section of our Q2 2026 Report to Shareholders, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2025 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q2 2026 Report to Shareholders. Such sections may be updated by subsequent quarterly reports. Any forward-looking statements contained in this document represent the views of management only as of the date hereof, and except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Access to Quarterly Results Materials

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q2 2026 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for May 28, 2026 at 8:30 a.m. (EST) and will feature a presentation about our second quarter results by RBC® executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (647-557-5257 or 888-440-2170, passcode 5994534#). Please call between 8:20 a.m. and 8:25 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from May 28, 2026 until August 26, 2026 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (647-362-9199 or 800-770-2030, passcode 5994534#).

Media Relations Contact

Gillian McArdle, Vice President, Corporate Communications, gillian.mcardle@rbccm.com, 416-842-4231

Investor Relations Contact

Asim Imran, Senior Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

About RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 101,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 19 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/peopleandplanet.

Information contained in or otherwise accessible through the websites mentioned herein does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

® Registered Trademarks of Royal Bank of Canada.